June 21, 2011

VIA EDGAR

Mellissa Campbell Duru

Special Counsel

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Acorn International, Inc.

Schedule 14D-9

Filed June 17, 2011

File No. 05-83555

Dear Ms. Duru:

On behalf of Acorn International, Inc., a company organized under the laws of the Cayman Islands (“Acorn” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of June 20, 2011 to Li-Fu Chen with respect to the Solicitation/Recommendation Statement on Schedule 14D-9, File No. 05-83555 (the “Schedule 14D-9”), filed on June 17, 2011 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold and italics, followed in each case by the response.

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Mellissa Campbell Duru, Securities and Exchange Commission, June 21, 2011 - Page 2

In addition, concurrently with the submission of this letter, the Company has filed via EDGAR an amendment to the Schedule 14D-9 (the “Amendment”). The Schedule 14D-9 has been amended and supplemented by the Amendment in response to the Staff’s comments.

Background of the Offer and Reasons for Recommendation, page 13

1.	We note your references to presentations made by your financial advisor and the consideration given to the opinion provided to the Board by Houlihan Lokey. Notwithstanding the absence of a specific item requirement in the Schedule 14D-9, advise us of whether you have considered summarizing your discussions with Houlihan Lokey in greater detail and attaching any written analyses or presentation materials used in issuing their opinion to the Board.

In considering whether to include a summary of the Board’s discussions with Houlihan Lokey (China) Limited (“Houlihan Lokey”) or to attach any written analyses or presentation materials prepared by Houlihan Lokey, the Company took into account (i) the other disclosures that are contained in the Schedule 14D-9, including Houlihan Lokey’s conclusion that, as of the meeting date and based on the information available to Houlihan Lokey and its analysis of the financial condition and prospects of the Company, it was unable to deliver an opinion that the offer price of $2.00 per ordinary share, par value US$0.01 per share, of the Company, or $6.00 per American Depositary Share, each representing three ordinary shares, was fair, from a financial point of view the shareholders of the Company (other than the Offer Participants and certain entities that may be deemed related to them), (ii) that Schedule 14D-9 does not require a summary of financial advisory written analyses or presentation materials or the filing of such written analyses or presentation materials as exhibits to the Schedule 14D-9, and (iii) that a summary of financial advisory written analyses or presentation materials is not customarily provided in the context of a Schedule 14D-9.

The Company also considered the requirement of Schedule 14D-9 to provide the reasons for the Board’s rejection of the Offer as inadequate and not in the best interest of the Company or its shareholders, for which the presentation materials of Houlihan Lokey was only one consideration. The Company does not believe that the lack of disclosure of a summary of the Board’s discussions with Houlihan Lokey or its decision not to attach any written analyses or presentation materials prepared by Houlihan Lokey in providing its advisory services is misleading from the perspective of the Company’s shareholders. The Houlihan Lokey presentation materials were preliminary in nature in that they were prepared in connection with a potential fairness opinion which, as previously disclosed, was not delivered.

In light of the foregoing, and after a review of the Schedule 14D-9 as a whole, the Company believes that it has satisfied its Schedule 14D-9 obligation to furnish material information that may be necessary to make the required statements within the Schedule 14D-9, in light of the circumstances under which they are made, not misleading, and does not believe any additional disclosure is necessary at this time.

Mellissa Campbell Duru, Securities and Exchange Commission, June 21, 2011 - Page 3

Reasons for the Recommendation, page 15

2.	You disclose that Acorn's current and future plans "will bring additional value to Acorn and its shareholders . " and management's belief that Acorn is "poised to realize significant benefits from these plans . " Please set forth the basis for the assertions being made. Further, please balance your disclosure to acknowledge that there is no assurance that the forecasted goals will be achieved.

In response to the Staff’s comment, the Company revised and supplemented the disclosure under Item 4. The Company notes that all of the disclosure under the heading “The Board’s belief that the Offer is inadequate” of Item 4, including the language referenced in the Staff’s comment above, was qualified by reference to the Board’s belief. Nevertheless, the Company has added clarifying language under Item 4 to make it clear that any assumed results from the implementation of the Company’s current and future plans were based on the Board’s belief and expectations at the relevant time. The Company has also added a statement acknowledging there can be no assurance that the Company will be able to effectively implement these plans and initiatives and that the anticipated additional value and benefits can be realized.

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Please note that attached hereto as Exhibit A is the written acknowledgement by the Company, as requested by the Staff.

Mellissa Campbell Duru, Securities and Exchange Commission, June 21, 2011 - Page 4

If you have any questions regarding this letter or the Amendment, please do not hesitate to contact me at (+852) 3512-2380.

Sincerely,

/s/ Douglas Freeman
Douglas Freeman of O’MELVENY & MYERS

cc:	Li-Fu Chen, Acorn International, Inc.

EXHIBIT A

ACKNOWLEDGEMENT

The Company hereby acknowledges that in connection with the Schedule 14D-9 (and any amendments thereto) filed by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acorn International, Inc.

By:	/s/ Irene Lin Bian
Name: Irene Lin Bian
Title: Financial and Accounting Officer